Exhibit 99.1

GERDAU S.A.

Corporate Tax ID (CNPJ/MF): 33.611.500/0001-19

Registry (NIRE): 35300520696

NOTICE TO THE MARKET

Gerdau S.A. (B3: GGBR / NYSE: GGB) (“Gerdau” or "Company") informs its shareholders and the market in general that the Company, its subsidiary Gerdau Aços Longos S.A. ("Gerdau Aços Longos"), and Newave Energia S.A. ("Newave Energia"), a company in which the Company holds an indirect interest, will begin the construction of a new solar power generation park in Barro Alto, in the state of Goiás ("Barro Alto Solar Park").

The Barro Alto Solar Park will have a total capacity of approximately 452 megawatt-peak (MWp), divided into 7 (seven) Special Purpose Entities ("SPEs"). Each SPE will have equal capacity to generate solar energy, and the total investment in the park will be approximately R$1.3 billion, with construction expected to be completed in the first half of 2026.

Gerdau entered into instruments for the full acquisition of 3 (three) SPEs of the Barro Alto Solar Park, thereby obtaining the right to the total energy to be generated by them, estimated at approximately 43 megawatts average (MW average). Additionally, the Company and its subsidiaries will acquire 23MW average from the 4 (four) SPEs of Newave Energia, due to its indirect participation in it. Consequently, once operational, the Barro Alto Solar Park should supply an average of 66% of its renewable energy volume, corresponding to MW average, to Company's steel production units in Brazil, under a self-production basis.

The acquisition of the 3 (three) SPEs by the Company represents an investment of approximately R$600 million, of which R$300 million comes from its own capital (to be disbursed according to the project execution schedule) and R$300 million from financing from the Superintendência de Desenvolvimento do Centro-Oeste (Sudeco), operated by Banco do Brasil.

Due to the construction of the Barro Alto Solar Park, the Company, through its subsidiary Gerdau Next S.A., will make an additional investment of R$41 million in Newave Energia, to be paid in according to capital calls, following the construction schedule. Therefore, the Company will increase its shareholding, holding a 40% of Newave Energia’s capital.

In addition, Gerdau will also increase its long-term energy acquisition commitment, from 30% to 40% of the energy generated by Newave Energia and its subsidiaries, under a self-production basis. As a result, Company will consume a total of MW average of energy generated by the Barro Alto (66MW average) and Arinos (45MW average) Solar Parks, equivalent to approximately 23% of the Company's consumption in Brazil. The use of this source should generate an estimated emission reduction of 65,000 tCO2e per year, contributing to the achievement of the Company's greenhouse emission reduction targets.

Gerdau reaffirms its strategy to generate greater competitiveness in its business costs through the adoption of clean energy, in line with the decarbonization process disclosed by the Company.

São Paulo, December 6, 2024.

Rafael Dorneles Japur

Executive Vice-President and

Investor Relations Officer